NOT FOR DISTRIBUTION IN THE USA

AEGON successfully completes sale of EUR 1.5 billion ‘SAECURE 10’ RMBS notes

AEGON announces that it has successfully completed the sale of EUR 1.5 billion Class A residential mortgage-backed securities1) (RMBS) to a broad group of institutional investors2).

These securities were issued under the Dutch SAECURE program3) and consisted of two tranches:

•	EUR 375 million of class A1 notes with an expected weighted average life of 1.9 years and priced at par with a coupon of three month Euribor plus 0.95%.

•	EUR 1,125 million of class A2 notes with an expected weighted average life of 4.9 years and priced at par with a coupon of three month Euribor plus 1.35%.

The net proceeds will be used to finance part of AEGON’s existing Dutch mortgage portfolio.

The successful completion of the sale underlines the strength of AEGON’s SAECURE program. SAECURE is regarded as a top tier program in the Dutch RMBS market. AEGON’s proven underwriting criteria and servicing have led to high quality performance of the company’s outstanding SAECURE transactions.

The securities were placed by a syndicate of banks comprising BNP Paribas, J.P. Morgan Securities Ltd. and Rabobank International.

1)	The securities are rated AAA by Standard & Poor’s and Aaa by Moody’s Investor Service
2)	An affiliate of J.P. Morgan Securities Ltd. purchased EUR 250 million of the Senior Class A1 notes and EUR 750 million of the Senior Class A2 notes based upon the prevailing market on March 1, 2011.
3)	The SAECURE program is managed by AEGON’s subsidiary AEGON Levensverzekering N.V.

About AEGON

As an international life insurance, pension and asset management company based in The Hague, AEGON has businesses in over twenty markets in the Americas,

Europe and Asia. AEGON companies employ approximately 27,500 people and have some 40 million customers across the globe.

Contact information Media relations: +31(0)70 344 8956 gcc-ir@aegon.com Investor relations: +31 (0)70 344 8305 877 548 9668 – toll free USA only ir@aegon.com www.aegon.com
Key figures - EUR	Full year 2010	Full year 2009
Underlying earnings before tax	2.0 billion	1.2 billion
New life sales	2.2 billion	2.1 billion
Gross deposits (excl. run-off)	33 billion	28 billion
Revenue generating investments (end of period)	413 billion	363 billion

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to AEGON. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the Americas, the Netherlands, the United Kingdom and new markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•

Lowering of one or more of our debt ratings issued by recognized rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital we are required to maintain;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

•	Our inability to obtain consent from the Dutch Central Bank to repurchase our Core Capital Securities; and

•	Our inability to divest Transamerica Reinsurance on terms acceptable to us.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.